NO ACT

PE

3-28-11



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561



11006334

March 28, 2011

Marc S. Gerber
Skadden, Arps, Slate, Meagher & Flom LLP
1440 New York Avenue, N.W.
Washington, DC 20005-2111

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-28-11

Re: Rite Aid Corporation

Dear Mr. Gerber:

This is in regard to your letter dated March 28, 2011 concerning the shareholder proposal submitted by the AFL-CIO Reserve Fund for inclusion in Rite Aid's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that Rite Aid will include the proposal in its proxy materials and that Rite Aid therefore withdraws its February 2, 2011 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Matt S. McNair
Attorney-Adviser

cc: Brandon J. Rees
Deputy Director
Office of Investment
American Federation of Labor and Congress of Industrial Organizations
815 Sixteenth Street, N.W.
Washington, DC 20006

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

1440 NEW YORK AVENUE, N.W.
WASHINGTON, D.C. 20005-2111

TEL: (202) 371-7000
FAX: (202) 393-5760
www.skadden.com

DIRECT DIAL
(202) 371-7233
DIRECT FAX
(202) 661-8280
EMAIL ADDRESS
MARC.GERBER@SKADDEN.COM

FIRM/AFFILIATE OFFICES
BOSTON
CHICAGO
HOUSTON
LOS ANGELES
NEW YORK
PALO ALTO
SAN FRANCISCO
WILMINGTON
BEIJING
BRUSSELS
FRANKFURT
HONG KONG
LONDON
MOSCOW
MUNICH
PARIS
SÃO PAULO
SHANGHAI
SINGAPORE
SYDNEY
TOKYO
TORONTO
VIENNA

March 28, 2011

BY EMAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Rite Aid Corporation Withdrawal of No-Action Request, Dated February 2, 2011, Regarding Shareholder Proposal from AFL-CIO Reserve Fund

Ladies and Gentlemen:

We refer to our letter, dated February 2, 2011 (the "No-Action Request"), pursuant to which we requested, on behalf of Rite Aid Corporation ("Rite Aid"), that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with Rite Aid's view that the shareholder proposal and supporting statement (collectively, the "Proposal") submitted by the AFL-CIO Reserve Fund (the "Proponent") may properly be omitted from the proxy materials to be distributed by Rite Aid in connection with its 2011 annual meeting of shareholders (the "2011 proxy materials"). A copy of the No-Action Request may be accessed at the following address: http://sec.gov/divisions/corpfin/cf-noaction/14a-8/2011/aflcioreserve020211-14a8-incoming.pdf.

In accordance with our telephone conversation and Paragraph B.15 of Staff Legal Bulletin 14, on behalf of Rite Aid, we are hereby withdrawing the No-Action Request and confirming that Rite Aid will be including the Proposal in Rite Aid's 2011 proxy materials.

If you have any questions with respect to this matter, please telephone me at (202) 371-7233.

Very truly yours,



Marc S. Gerber

cc: Marc A. Strassler
Rite Aid Corporation

Daniel F. Pedrotty
AFL-CIO Reserve Fund

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
1440 NEW YORK AVENUE, N.W.
WASHINGTON, D.C. 20005-2111

TEL: (202) 371-7000
FAX: (202) 393-5760
www.skadden.com

DIRECT DIAL
(202) 371-7233
DIRECT FAX
(202) 661-8280
EMAIL ADDRESS
MARC.GERBER@SKADDEN.COM

FIRM/AFFILIATE OFFICES
BOSTON
CHICAGO
HOUSTON
LOS ANGELES
NEW YORK
PALO ALTO
SAN FRANCISCO
WILMINGTON
BEIJING
BRUSSELS
FRANKFURT
HONG KONG
LONDON
MOSCOW
MUNICH
PARIS
SÃO PAULO
SHANGHAI
SINGAPORE
SYDNEY
TOKYO
TORONTO
VIENNA

February 16, 2011

BY EMAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Rite Aid Corporation – 2011 Annual Meeting
Supplement to Letter Dated February 2, 2011
Relating to Shareholder Proposal of the
AFL-CIO Reserve Fund

Ladies and Gentlemen:

We refer to our letter, dated February 2, 2011 (the "No-Action Request"), pursuant to which we requested, on behalf of Rite Aid Corporation ("Rite Aid"), that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission concur with Rite Aid's view that the shareholder proposal and supporting statement (collectively, the "Proposal") submitted by the AFL-CIO Reserve Fund (the "Proponent") may properly be omitted from the proxy materials to be distributed by Rite Aid in connection with its 2011 annual meeting of shareholders.

This letter supplements the No-Action Request in order to provide the Staff with additional relevant correspondence received from the Proponent subsequent to the No-Action Request and to respond to the letter to the Staff, dated February 14, 2011, submitted by the Proponent (the "Proponent's Letter"). In accordance with Rule 14a-8(j), a copy of this letter is also being sent to the Proponent.

Subsequent to the submission of the No-Action Request, on February 10, 2011, Rite Aid received a letter via facsimile from AmalgaTrust, a division of Amalgamated Bank of Chicago, (the "February 10 AmalgaTrust Letter") relating to the Proponent's ownership of Rite Aid shares. A copy of the February 10 AmalgaTrust Letter is attached as Exhibit A.

Rite Aid believes that the February 10 AmalgaTrust Letter is an implicit acknowledgement on behalf of the Proponent that the Proponent did not timely furnish sufficient proof of eligibility in response to Rite Aid's notice of deficiency, dated January 14, 2011 (the "Deficiency Letter"), a copy of which is attached as Exhibit B to the No-Action Request. The February 10 AmalgaTrust Letter was not provided to Rite Aid until February 10, 2011 and thus, in non-compliance with Rule 14a-8(f)(1), was not mailed or electronically transmitted to Rite Aid within 14 days of the Proponent's receipt of the Deficiency Letter.

In the interest of complete clarity, the sequence of the correspondence referred to in the No-Action Request and in this letter is summarized below.

DATE	CORRESPONDENCE
January 10, 2011	The Proponent submits the Proposal, with no documentation establishing that the Proponent meets the eligibility requirements of Rule 14a-8(b)(1).
January 14, 2011	Rite Aid sends the Proponent by Federal Express the Deficiency Letter pursuant to Rule 14a-8(f)(1).
January 18, 2011	Deficiency Letter delivered to Proponent's place of business (per Federal Express confirmation).
January 19, 2011	The Proponent faxes to Rite Aid a letter from AmalgaTrust dated January 19, 2011 (the "January 19 AmalgaTrust Letter") which fails to establish the Proponent's continuous ownership of Rite Aid shares in an amount in excess of $2000 for at least one year prior to the date the Proponent submitted the Proposal.
January 25, 2011	The Proponent faxes a letter to Rite Aid with the January 19 AmalgaTrust Letter included as an attachment.

DATE	CORRESPONDENCE
February 2, 2011	Rite Aid submits the No-Action Request to the Staff and provides a copy to the Proponent.
February 10, 2011	Rite Aid receives the February 10 AmalgaTrust Letter.
February 14, 2011	Proponent's Letter submitted to the Staff, with a copy sent to Rite Aid.

Proponent concedes that it did not prove ownership within 14 days of the Deficiency Letter, but argues in the Proponent's Letter that it should have 14 days from the date of the No-Action Request to address deficiencies in its response to the Deficiency Letter. In effect, Proponent argues that if its response to a deficiency notice is also deficient, Rite Aid should provide a second deficiency notice to the Proponent.

Rule 14a-8, however, does not require a company to provide multiple deficiency letters to a proponent. As described in the No-Action Request and this letter, four days after receiving the Proposal, Rite Aid sent the Deficiency Letter to the Proponent indicating that proof of eligibility was not submitted with the Proposal and was required under Rule 14a-8. Once the Proponent submitted the January 19 AmalgaTrust Letter in response to the Deficiency Letter, Rite Aid was under no obligation to provide a second deficiency letter if the January 19 AmalgaTrust Letter did not furnish sufficient proof of ownership under Rule 14a-8. No doubt the Proponent would prefer an iterative process where companies must engage in an endless stream of back-and-forth letters so that the Proponent has a chance to remedy each and every deficiency in its submissions. However, that is not the system that Rule 14a-8 contemplates. *See* Rule 14a-8(f)(1) (explaining a company's obligation to provide a singular notice of deficiency); *see also* Staff Legal Bulletin No. 14 (CF) (July 13, 2001) ("SLB 14"), Section C.6. (stating that "a company may exclude a proposal from its proxy materials due to eligibility or procedural defects if ... the shareholder timely responds [to the company's notice of defects] but does not cure the eligibility or procedural defect(s)" and also referring to only a singular notice of deficiency).

Because the January 19 AmalgaTrust Letter failed to establish sufficient proof of ownership and the February 10 AmalgaTrust Letter was not mailed or electronically transmitted to Rite Aid until 23 days after the Proponent's receipt of the Deficiency Letter (nine days beyond the 14-day deadline), the Proponent has not complied with Rule 14a-8 and Rite Aid may omit the Proposal.

The Staff has consistently held that Rule 14a-8(f) is to be read strictly and that a failure to provide appropriate documentation within the requisite number of days of receipt of a request from the company justifies omission from the company's proxy materials. See *Verizon Communications Inc.* (January 12, 2011); *Union Pacific Corporation* (March 5, 2010); *AMR Corporation* (February 12, 2010); *Frontier Communications Corporation* (January 26, 2010);

Frontier Communications Corporation (January 25, 2010); *General Electric Company* (December 17, 2009); *Wal-Mart Stores, Inc.* (March 25, 2009); *KeyCorp* (January 9, 2009); and *Anthracite Capital, Inc.* (March 11, 2008). The Proponent did not provide appropriate documentation within 14 days of receipt of the Deficiency Letter.

If you have any questions with respect to this matter, please telephone me at (202) 371-7233.

Very truly yours,



Marc S. Gerber

cc: Marc A. Strassler
Rite Aid Corporation

Daniel F. Pedrotty
AFL-CIO Reserve Fund

EXHIBIT A

[ATTACHED]

One West Monroe
Chicago, Illinois 60603-5301
Fax 312/267-8775

AMALGATRUST
A division of Amalgamated Bank of Chicago

February 10, 2011


RECEIVED
FEB 10 2011
RITE AID
LEGAL DEPARTMENT

Mr. Marc Strassler, Executive Vice President,
General Counsel and Secretary of Rite Aid
30 Hunter Lane
Camp Hill, PA 17011

Sent by Fax (717-760-7867) and US Mail

Dear Mr. Strassler,

AmalgaTrust, a division of Amalgamated Bank of Chicago, is the record holder of 3900 shares of common stock (the "Shares") of Rite Aid Corporation beneficially owned by the AFL-CIO Reserve Fund as of January 10, 2011. The AFL-CIO Reserve Fund has continuously held at least $2,000 in market value of the Shares for over one year as of January 10, 2011. The Shares are held by AmalgaTrust at the Depository Trust Company in our participant account No. 2567.

If you have any questions concerning this matter, please do not hesitate to contact me at (312) 822-3220.

Sincerely,

Lawrence M. Kaplan
Vice President

cc: Daniel F. Pedrotty
Director, AFL-CIO Office of Investment

8550-253

American Federation of Labor and Congress of Industrial Organizations


AMERICAN FEDERATION OF LABOR & CONGRESS OF INDUSTRIAL ORGANIZATIONS
AFL CIO

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

February 14, 2011

By Electronic Mail to Shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Rite Aid Corporation's No Action Request to Exclude a Rule 14a-8 Shareholder Proposal Submitted by the AFL-CIO Reserve Fund*

Dear Sir/Madam:

This letter is submitted in response to the claim by Rite Aid Corporation (the "Company"), in letter dated February 2, 2011 to the U.S. Securities and Exchange Commission's Division of Corporation Finance (the "No Action Letter"), that it may exclude a Rule 14a-8 shareholder proposal submitted by the AFL-CIO Reserve Fund (the "Proponent") from its proxy materials for the 2011 annual meeting of shareholders. The Company's No Action Letter asserts that it may exclude the Proponent's shareholder proposal pursuant to Rule 14a-8(b)(1) and Rule 14a-8(f)(1).

The Proponent submitted its shareholder proposal to the Company on January 10, 2011. The Company sent a "notice of deficiency" letter to the Proponent on January 14, 2011 requesting that the Proponent provide proof of its share ownership. On January 19, 2011 the custodian of the Proponent's shares, AmalgaTrust, sent a letter verifying that the Proponent "has continuously held at least $2,000 in market value of the Shares for over one year as of January 19, 2011." On January 25, 2011, the Proponent forwarded a copy of AmalgaTrust's January 19, 2011 letter to the Company.

The Company's February 2, 2011 No Action Letter is the first time that the Company communicated with the Proponent regarding any deficiency contained in the January 19, 2011 AmalgaTrust letter. For this reason, under Rule 14a-8(f) the Proponent should be permitted 14 calendar days from the date of receipt of the Company's No Action Letter to correct any deficiencies. On February 10, 2011, AmalgaTrust sent the Company a second letter confirming the Proponent's share ownership of the Company's common stock for over one year as of January 10, 2011.

The Commission Staff should reject the Company's view that it may exclude the Proponent's shareholder proposal pursuant to Rule 14a-8(b)(1) because the February 10, 2011 AmalgaTrust letter should be treated as timely under Rule 14a-8(f)(1). As demonstrated by the February 10, 2011 AmalgaTrust letter, the Proponent has held the required number of shares for over one year as of the time that the Proponent submitted its shareholder proposal to the Company. A copy of the February 10, 2011 AmalgaTrust letter documenting the Proponent's shareholdings is attached.

Please call me at 202-637-5152 if you have any questions or need additional information regarding this matter. I have sent copies of this letter for the Commission Staff to **shareholderproposals@sec.gov** and I am sending a copy of this letter to the Company and its outside legal counsel.

Sincerely,



Brandon J. Rees
Deputy Director
Office of Investment

Attachment

cc: Marc A. Strassler, Rite Aid Corporation
Marc S. Gerber, Scadden, Arps, Slate, Meagher & Flom LLP

BJR/sdw
opeiu # 2, aflcio

One West Monroe
Chicago, Illinois 60603-5301
Fax 312/267-8775

AMALGATRUST

February 10, 2011

Mr. Marc Strassler, Executive Vice President,
General Counsel and Secretary of Rite Aid
30 Hunter Lane
Camp Hill, PA 17011

Sent by Fax (717-760-7867) and US Mail

Dear Mr. Strassler,

AmalgaTrust, a division of Amalgamated Bank of Chicago, is the record holder of 3900 shares of common stock (the "Shares") of Rite Aid Corporation beneficially owned by the AFL-CIO Reserve Fund as of January 10, 2011. The AFL-CIO Reserve Fund has continuously held at least $2,000 in market value of the Shares for over one year as of January 10, 2011. The Shares are held by AmalgaTrust at the Depository Trust Company in our participant account No. 2567.

If you have any questions concerning this matter, please do not hesitate to contact me at (312) 822-3220.

Sincerely,



Lawrence M. Kaplan
Vice President

cc: Daniel F. Pedrotty
Director, AFL-CIO Office of Investment

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

1440 NEW YORK AVENUE, N.W.
WASHINGTON, D.C. 20005-2111

TEL: (202) 371-7000
FAX: (202) 393-5760
www.skadden.com

DIRECT DIAL
(202) 371-7233
DIRECT FAX
(202) 661-8280
EMAIL ADDRESS
MARC.GERBER@SKADDEN.COM

FIRM/AFFILIATE OFFICES
BOSTON
CHICAGO
HOUSTON
LOS ANGELES
NEW YORK
PALO ALTO
SAN FRANCISCO
WILMINGTON
BEIJING
BRUSSELS
FRANKFURT
HONG KONG
LONDON
MOSCOW
MUNICH
PARIS
SÃO PAULO
SHANGHAI
SINGAPORE
SYDNEY
TOKYO
TORONTO
VIENNA

February 2, 2011

BY EMAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Rite Aid Corporation – 2011 Annual Meeting
Omission of Shareholder Proposal of the
AFL-CIO Reserve Fund

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, we are writing on behalf of our client, Rite Aid Corporation, a Delaware corporation ("Rite Aid"), to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with Rite Aid's view that, for the reasons stated below, it may exclude the shareholder proposal and supporting statement (the "Proposal") submitted by the AFL-CIO Reserve Fund (the "Proponent") for inclusion in the proxy materials to be distributed by Rite Aid in connection with its 2011 annual meeting of shareholders (the "2011 proxy materials").

In accordance with Section C of Staff Legal Bulletin No. 14D (November 7, 2008), this letter and its attachments are being emailed to the Staff at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), a copy of this letter and its attachments is being sent simultaneously to the Proponent as notice of Rite Aid's intent to omit the Proposal from the 2011 proxy materials.

I. The Proposal

The Proposal requests that Rite Aid's compensation committee adopt a policy that Rite Aid not make or promise to make any tax gross-up payment to its senior executives not provided under a plan or policy applicable to employees generally.

II. Basis for Exclusion

We hereby respectfully request that the Staff concur in Rite Aid's view that it may exclude the Proposal from the 2011 proxy materials pursuant to Rule 14a-8(b)(1) and Rule 14a-8(f)(1) because the Proponent has failed to provide proof of the requisite stock ownership after receiving notice of such deficiency.

III. Background

On January 11, 2011, Rite Aid received the Proposal, accompanied by a cover letter dated January 10, 2011. A copy of the Proposal (with the cover letter) is attached hereto as Exhibit A. Neither the Proposal nor the cover letter included documentation establishing that the Proponent had met the eligibility requirements of Rule 14a-8(b)(1). Instead, the Proponent stated in the cover letter that documentation of the Proponent's ownership of Rite Aid securities "is being sent under separate cover."

After determining that the Proponent was not a shareholder of record, in accordance with Rule 14a-8(f)(1) on January 14, 2011 Rite Aid sent a letter to the Proponent via Federal Express (the "Deficiency Notice") requesting a written statement from the record owner of the Proponent's shares verifying that the Proponent beneficially owned the requisite number of shares of Rite Aid stock continuously for at least one year prior to the date of submission of the Proposal. The Deficiency Notice also advised the Proponent that such written statement had to be submitted to Rite Aid within 14 days of the Proponent's receipt of such letter. As suggested in Section G.3 of Division of Corporation Finance: Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14") relating to eligibility and procedural issues, the Deficiency Notice included a copy of Rule 14a-8. Rite Aid received confirmation from Federal Express that the Deficiency Notice was delivered to the Proponent's place of business on January 18, 2011. A copy of the Deficiency Notice is attached hereto as Exhibit B.

On January 19, 2011, in response to Rite Aid's Deficiency Notice, the Proponent submitted a letter via facsimile from AmalgaTrust, a division of Amalgamated Bank of Chicago (the "Response Letter"). A copy of the Response Letter is attached hereto as Exhibit C. The Response Letter stated that "AmalgaTrust, a division of Amalgamated Bank of Chicago, is the record holder of 3900 shares of common stock . . . of Rite Aid Corporation beneficially owned by the AFL-CIO Reserve Fund as of January 19, 2011. The AFL-CIO Reserve Fund has continuously held at least $2,000 in market value of [Rite Aid shares] for over one year as of January 19, 2011."

On January 25, 2011, the Proponent submitted a letter via facsimile to Rite Aid with the Response Letter included in the facsimile transmission. A copy of this facsimile transmission is attached hereto as Exhibit D.

IV. The Proposal May be Excluded Pursuant to Rule 14a-8(f)(1) Because the Proponent Failed to Supply Documentary Support Evidencing Satisfaction of the Continuous Ownership Requirements of Rule 14a-8(b)(1).

Rule 14a-8(b)(1) provides that, in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal for at least one year by the date the proposal is submitted and must continue to hold those securities through the date of the meeting. If the proponent is not a registered holder, he or she must provide proof of beneficial ownership of the securities. Under Rule 14a-8(f)(1), a company may exclude a shareholder proposal if the proponent fails to provide evidence that it meets the eligibility requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the deficiency and the proponent fails to correct the deficiency within the required time.

The Response Letter fails to satisfy the requirements of Rule 14a-8(b). Pursuant to such Rule, the Proponent was required to submit a written statement from the record holder of the Proponent's shares, verifying the Proponent's continuous ownership of at least $2,000 of Rite Aid's shares from January 10, 2010 (one year prior to the date of submission) through January 10, 2011 (the date of submission). The Response Letter does not make any such statement. Instead, the Response Letter states Proponent's ownership as of January 19, 2011 (nine days after the date of the submission) and that such shares have been held for over one year as of January 19, 2011. These statements do not provide the proper ownership information required under Rule 14a-8(b).

In Section C.1.c.(3) of SLB 14, the Staff illustrates the requirement for specific verification of continuous ownership with the following example:

> **(3) If a shareholder submits his or her proposal to the company on June 1, does a statement from the record holder verifying that the shareholder owned the securities continuously for one year as of May 30 of the same year demonstrate sufficiently continuous ownership of the securities as of the time he or she submitted the proposal?**
>
> No. A shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

The defect in the Response Letter is analogous to the defect described in the example above. The Response Letter confirms that the Proponent owned the requisite number of Company shares on a date (January 19, 2011) nine days after the date of the Proponent's submission of the Proposal (January 10, 2011), and fails to demonstrate continuous ownership of the shares for a period of one year as of the time the Proponent submitted the Proposal.

The Staff has consistently taken the position that if a proponent does not provide documentary support sufficiently evidencing that it has satisfied the continuous ownership requirement for the one-year period specified by Rule 14a-8(b), the proposal may be excluded under Rule 14a-8(f). See, e.g., Verizon Communications Inc. (December 23, 2009) (concurring with the exclusion of a shareholder proposal where the proposal was submitted November 20, 2009 and the record holder's one-year verification was as of November 23, 2009); General Electric Company (December 23, 2009) (concurring with the exclusion of a shareholder proposal where the proposal was submitted October 30, 2009 and the record holder's one-year verification was as of November 9, 2009); and Nabors Industries Ltd. (March 8, 2005) (letter from a bank stating ownership for more than one year "prior to January 12, 2005" was insufficient to provide proof of ownership for the year preceding January 7, 2005, the date of proposal submission).

While Rule 14a-8(f) requires a company receiving a proposal to notify the proponent of any procedural or eligibility deficiencies, it does not require a second notification if the response to the first notification was deficient. Any further verification the Proponent might now submit would be untimely under the Commission's rules. Therefore, Rite Aid believes that the Proposal is excludable pursuant to Rule 14a-8(f) because the Proponent failed to remedy the eligibility deficiency on a timely basis after notification by Rite Aid.

V. Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if Rite Aid excludes the Proposal from its 2011 proxy materials. Should the Staff disagree with the conclusions set forth in this letter, or should any additional information be desired in support of Rite Aid's position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact the undersigned at (202) 371-7233.

Very truly yours,



Marc S. Gerber

cc: Marc A. Strassler
Rite Aid Corporation

Daniel F. Pedrotty
AFL-CIO Reserve Fund

Exhibit A

[Attached]

American Federation of Labor and Congress of Industrial Organizations


AMERICAN FEDERATION OF LABOR & CONGRESS OF INDUSTRIAL ORGANIZATIONS
AFL
CIO

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

January 10, 2011

Sent by Facsimile and UPS


RECEIVED
JAN 11 2011
RITE AID
LEGAL DEPARTMENT

Mr. Marc Strassler, Executive Vice President,
General Counsel and Secretary
Rite Aid Corporation
30 Hunter Lane
Camp Hill, PA 17011

Dear Mr. Strassler,

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2010 proxy statement of Rite Aid Corporation (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2011 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

The Fund is the beneficial owner of 3900 shares of voting common stock (the "Shares") of the Company. The Fund has held at least $2,000 in market value of the Shares for over one year, and the Fund intends to hold at least $2,000 in market value of the Shares through the date of the Annual Meeting. A letter from the Fund's custodian bank documenting the Fund's ownership of the Shares is being sent under separate cover.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Patrick O'Meara at 202-637-3900.

Sincerely,

Daniel F. Pedrotty
Director
Office of Investment

DFP/sw
opeiu #2, afl-cio

Attachment



RESOLVED: The shareholders of Rite Aid Corporation (the "Company") urge the compensation committee of the Board of Directors to adopt a policy that the Company will not make or promise to make to its senior executives any tax gross-up payment ("Gross-up"), except for Gross-ups provided pursuant to a plan, policy or arrangement applicable to employees of the Company generally.

For purposes of this proposal, a Gross-up is defined as any payment to or on behalf of the senior executive whose amount is calculated by reference to an actual or estimated tax liability of the senior executive. The policy should be implemented in a way that does not violate any existing contractual obligation of the Company or the terms of any compensation or benefit plan currently in effect.

SUPPORTING STATEMENT

As long-term shareholders, we support compensation programs that tie pay closely to performance and that deploy Company resources efficiently. In our view, tax gross-ups for senior executives—reimbursing a senior executive for tax liability or making payment to a taxing authority on a senior executive's behalf—are not consistent with these principles. We believe that the cost of such tax gross-ups would be better allocated to performance-based compensation or reinvested in the Company.

Certain of our Company's senior executive officers are entitled to tax gross-ups for excise taxes on their golden parachutes pursuant to Internal Revenue Code Section 4999. Had Company Chairman and former CEO Mary F. Sammons been terminated following a change in control on February 27, 2010, she would have received a $3,959,000 tax gross-up under her employment agreement. Company President and current CEO John T. Standley would have received a $1,859,000 tax gross-up.

The Company has also paid tax gross-ups for housing and transportation expenses. In 2010, Senior Executive VP, CAO & CFO Frank G. Vitrano received $47,720 and Senior Executive VP, Chief Merchandising, Marketing & Logistics Officer Kenneth A. Martindale received $27,886 in tax gross-ups for housing and transportation expenses reimbursed by the Company. Mr. Vitrano and Mr. Martindale are also entitled to tax gross-ups for excise taxes on their golden parachutes following a change in control.

We believe that paying tax gross-ups to senior executives is not fair to Company shareholders or employees who must pay their own taxes. Moreover, a company may incur a large gross-up obligation in order to enable a senior executive to receive a relatively small amount of compensation tax free. Lastly, tax gross-ups for golden parachute excise taxes can be very costly. Michael Kesner of Deloitte Consulting has estimated that gross-up payments can reach 8 percent of the total cost of a merger (Gretchen Morgenson, The CEO's Parachute Cost What?, N.Y. Times, Feb. 4, 2007).

For these reasons, we urge stockholders to vote FOR this proposal.

Exhibit B

[Attached]



MARC A. STRASSLER
Executive Vice President
and General Counsel

• **MAILING ADDRESS**
P.O. Box 3165
Harrisburg, PA 17105

• **GENERAL OFFICE**
30 Hunter Lane
Camp Hill, PA 17011

• **717.975.5833**
• **717.760.7867 Fax**
e-mail: mstrassler@riteaid.com

January 14, 2011

BY FEDERAL EXPRESS

Daniel F. Pedrotty
Director, Office of Investment
AFL-CIO Reserve Fund
815 Sixteenth Street, N.W.
Washington, D.C. 20006

RE: Notice of Deficiency

Dear Mr. Pedrotty:

I am writing to acknowledge receipt on January 11, 2011 of your shareholder proposal (the "Proposal") submitted to Rite Aid pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, for inclusion in Rite Aid's proxy materials for the 2011 Annual Meeting of Shareholders (the "Annual Meeting"). Under the proxy rules of the Securities and Exchange Commission (the "SEC"), in order to be eligible to submit a proposal for the Annual Meeting, a proponent must have continuously held at least $2,000 in market value of Rite Aid's common stock for at least one year prior to the date that the proposal is submitted. In addition, the proponent must continue to hold at least this amount of stock through the date of the Annual Meeting. For your reference, a copy of Rule 14a-8 is attached to this letter as Exhibit A.

Our records indicate that the AFL-CIO Reserve Fund (the "Proponent") is not a registered holder of Rite Aid common stock. Please provide a written statement from the record holder of the Proponent's shares verifying that, at the time the Proponent submitted the Proposal, the Proponent had beneficially held the requisite number of shares of Rite Aid common stock continuously for at least one year. For additional information regarding the acceptable methods of proving the Proponent's ownership of the minimum number of shares of Rite Aid common stock, please see Rule 14a-8(b)(2) in Exhibit A. The SEC rules require that the documentation be postmarked or transmitted electronically to us no later than 14 calendar days from the date you receive this letter.

Once we receive this documentation, we will be in a position to determine whether the Proposal is eligible for inclusion in the proxy materials for the Annual Meeting. Rite Aid reserves the right to seek relief from the SEC as appropriate.

Very truly yours,



Marc A. Strassler
Executive Vice President,
General Counsel and Secretary

Enclosure

EXHIBIT A

[ATTACHED]

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

    1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

    2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

        i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

        ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

            A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

            B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q, or in shareholder reports of investment companies under Rule 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf,

must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Not to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

---

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Not to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

---

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

---

10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

    1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

    2. The company must file six paper copies of the following:

        i. The proposal;

ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

   i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

   ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Exhibit C

[Attached]

One West Monroe
Chicago, Illinois 60603-5301
Fax 312/267-8775


AMALGATRUST
A division of Amalgamated Bank of Chicago

January 19, 2011

Sent by Fax (717) 760-7867 and US Mail


RECEIVED
JAN 19 2011
RITE AID
LEGAL DEPARTMENT

Mr. Marc Strassler, Executive Vice President,
General Counsel and Secretary
Rite Aid Corporation
30 Hunter Lane
Camp Hill, PA 17011

Dear Mr. Strassler,

AmalgaTrust, a division of Amalgamated Bank of Chicago, is the record holder of 3900 shares of common stock (the "Shares") of Rite Aid Corporation beneficially owned by the AFL-CIO Reserve Fund as of January 19, 2011. The AFL-CIO Reserve Fund has continuously held at least $2,000 in market value of the Shares for over one year as of January 19, 2011. The Shares are held by AmalgaTrust at the Depository Trust Company in our participant account No. 2567.

If you have any questions concerning this matter, please do not hesitate to contact me at (312) 822-3220.

Sincerely,

Lawrence M. Kaplan
Vice President

cc: Daniel F. Pedrotty
Director, AFL-CIO Office of Investment

Exhibit D

[Attached]

American Federation of Labor and Congress of Industrial Organizations



AMERICAN FEDERATION OF LABOR
AFL
CIO
CONGRESS OF INDUSTRIAL ORGANIZATIONS

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

January 25, 2011



RECEIVED
JAN 25 2011
RITE AID
LEGAL DEPARTMENT

Sent by Facsimile and U.S. Mail

Mr. Marc Strassler, Executive Vice President,
General Counsel and Secretary
Rite Aid Corporation
30 Hunter Lane
Camp Hill, PA 17011

Dear Mr. Strassler,

Please see the attached letter from the AFL-CIO Reserve Fund's custodian bank Amalgatrust dated January 19, 2011 documenting the AFL-CIO Reserve Fund's ownership of Rite Aid's Class A common stock.

Sincerely,

Daniel F. Pedrotty
Director
Office of Investment

DFP/sw
opeiu #2, afl-cio

Attachment

One West Monroe
Chicago, Illinois 60603-5301
Fax 312/267-8775


AMALGATRUST
A division of Amalgamated Bank of Chicago

January 19, 2011

Sent by Fax (717) 760-7867 and US Mail

Mr. Marc Strassler, Executive Vice President,
General Counsel and Secretary
Rite Aid Corporation
30 Hunter Lane
Camp Hill, PA 17011

Dear Mr. Strassler,

AmalgaTrust, a division of Amalgamated Bank of Chicago, is the record holder of 3900 shares of common stock (the "Shares") of Rite Aid Corporation beneficially owned by the AFL-CIO Reserve Fund as of January 19, 2011. The AFL-CIO Reserve Fund has continuously held at least $2,000 in market value of the Shares for over one year as of January 19, 2011. The Shares are held by AmalgaTrust at the Depository Trust Company in our participant account No. 2567.

If you have any questions concerning this matter, please do not hesitate to contact me at (312) 822-3220.

Sincerely,

Lawrence M. Kaplan
Vice President

cc: Daniel F. Pedrotty
Director, AFL-CIO Office of Investment


AMERICAN FEDERATION OF LABOR &
CONGRESS OF INDUSTRIAL ORGANIZATIONS
AFL
CIO

Facsimile Transmittal

Date: January 10, 2011

To: Marc Strassler, Rite Aid Corporation

Fax: 717-760-7867

From: Daniel F. Pedrotty, Office of Investment, AFL-CIO

Pages: 3 (including cover page)


JAN 25 2011
RITE AID
LEGAL DEPARTMENT

AFL-CIO Office of Investment
815 16th Street, NW
Washington, DC 20006
Phone: (202) 637-3900
Fax: (202) 508-6992
invest@aflcio.org